SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

October 28, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294)

Enclosure: Partner Communications announces the results of the annual general meeting of shareholders

PARTNER COMMUNICATIONS ANNOUNCES THE
RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Rosh Ha’ayin, Israel, October 28, 2018 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces the results of the Annual General Meeting of Shareholders (the "AGM”), that was held today, at Partner's offices in Rosh Ha'ayin, Israel.

The AGM resolutions with respect to the items set forth in the Company's amended proxy statement, dated October 10, 2018, that was sent in connection with the AGM (the "Proxy Statement"), were as follows:

(1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(2)
Discussion of the auditor’s remuneration for the year ended December 31, 2017, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2017;

No vote was required in connection with discussion of this item.

(3)	Discussion of the Company’s audited financial statements for the year ended December 31, 2017 and the report of the Board of Directors for such period;
No vote was required in connection with discussion of this item.

(4)	(i)	Approval of the re-election of the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, Mr. Arie (Arik) Steinberg, and Mr. Ori Yaron;
(ii)
Approval of the compensation of Mr. Adam Chesnoff, Mr. Elon Shalev,  Mr. Tomer Bar-Zeev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, and Mr. Ori Yaron, approval and ratification of the reimbursement of reasonable expenses in connection with the performance of their role of each of the directors listed above; approval that the directors listed above will continue to benefit from the Company's existing D&O insurance policy; approval and ratification that subject to the adoption of Resolution 5 Mr. Tomer Bar-Zeev and Mr. Sumeet Jaisinghani will benefit from the indemnification and release under said resolution; approval that the directors listed above who have indemnification and release letters will continue to benefit from the indemnification and release thereunder and their indemnification and release letters will continue in full force and effect; and

(iii)
Approval of the compensation of Ms. Osnat Ronen and Mr. Arie  Steinberg; approval and ratification of the reimbursement of reasonable expenses in connection with the performance of their role of each of Ms. Osnat Ronen and Mr. Arie Steinberg; approval that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy and; approval that Ms. Osnat Ronen and Mr. Arie Steinberg who have indemnification and release letters will continue to benefit from the indemnification and release thereunder and their indemnification and release letters will continue in full force and effect.

The proposed resolutions were approved by the required majority as detailed in the Proxy Statement.

(5)	(i) Approval and ratification of the grant of an Indemnification and Release Letter to Mr. Tomer Bar-Zeev; and
(ii) Approval and ratification of the grant of an Indemnification and Release Letter to Mr. Sumeet Jaisinghani.
The proposed resolutions were approved by the required majority as detailed in the Proxy Statement.

(6)
Approval of the re-appointment of Mr. Barry Ben Zeev (Woolfson) as an external director (Dahatz) for one additional and final term (until October 28, 2021), approval of his remuneration, and approval that no change is made to his right to benefit from the Company’s D&O insurance policy and indemnification and release letters, which shall continue in full force and effect;

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(7) Approval of a New Equity Incentive Grant to the CEO, Mr. Isaac Benbenisti.
The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

For further information concerning the resolutions, please refer to the Proxy Statement at: https://maya.tase.co.il/reports/details/1188536  or the report on Form 6-K at: https://www.sec.gov/Archives/edgar/data/1096691/000117891318002653/zk1822152.htm.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

          Dated: October 28, 2018